

Mail Stop 7010

July 3, 2007

Mamoru Saito
Chief Executive Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

> **Re: Amiworld, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 5, 2007**
> **File No. 333-143566**

Dear Mr. Saito:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In future filings, please ensure that you have updated all disclosures to be consistent with your current periods being reported. For example, we note the following:

    - Net loss for the three months ended March 31, 2007 is ($108,657) on page 5 compared to ($110,314) in your consolidated statements of income on page F-3.
    - Your weighted common shares outstanding is 4,865,077 for the three months ended March 31, 2007 on page 5 compared to 5,394,672 disclosed in your consolidated statements of income on page F-3.

- Net loss for the year ended December 31, 2006 is ($340,849) on page 5 compared to ($336,849) in your consolidated statements of income on page F-3.

Development Stage Enterprise

2. We note the following in your filing:

    - You refer to yourself as a development stage holding company on page 3.
    - As disclosed on page 6, you are currently in the process of completing your biodiesel factory in Columbia and you do not expect biodiesel production to occur until the last calendar quarter of 2007.
    - No revenue has been generated to date.

    Please revise your financial statements to provide the applicable development stage disclosures in accordance with paragraphs 11 and 12 of SFAS 7.

Prospectus Summary, page 3

3. Please disclose on the first page in this section and in the risk factors that you have received a going concern opinion from your auditors.

4. Please describe the private placement transaction for the shares you are registering in greater detail. Describe any agreements that were entered into and identify the promoters and private placement agents for these transactions. Also file any agreements relating to the private placement as exhibits.

5. Please include a diagram that depicts your organizational structure, including the ownership by affiliates and third parties, and disclose what business each entity performs. We note your joint ventures described on your website.

6. It appears that Amiworld is one of several business controlled by your executive officers. Please briefly describe the related party transactions and the relationship between your executive officers and its affiliates. If true, disclose that your executive officers divide their time among these entities.

Summary Financial Data, page 5

7. Please expand your summary financial data to include your statement of operations for the year ended December 31, 2005 for comparability as well as your comprehensive income for each period presented. In addition, it appears that your period from inception through March 31, 2007 column is incomplete as there are no amounts in the column. Please revise accordingly.

Risk Factors, page 6

8. Please add a risk factor describing your related party transactions, potential conflicts of interests and dependence on affiliates.

We have incurred losses in the past . . ., page 6

9. Please disclose whether you have obtained the permits and licenses to begin construction of the biodiesel factory, the current status of construction, and how long you expect the construction to take.

Our success depends, to an extent, upon the continued services . . ., page 11

10. Please disclose the amount of time each of your executive officers spends on a weekly basis on the company's business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

11. Please disclose the following information for each major component of your construction project (e.g., according to the Bernardini contract, shipping schedule, etc.):

   - The costs incurred to date;
   - The anticipated completion date; and
   - The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely.

   Also disclose the period in which material net cash inflows are expected to commence. To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

12. Please clarify on page 22 how you expect to fund the $6.2 million to build the plant.

Liquidity and Capital Resources, page 25

13. Please describe the terms of the convertible loans and identify the affiliated companies and any related agreements. Also file any such agreements as exhibits.

Evaluation of Disclosure Controls and Procedures, page 26

14. Please clarify the status of the material weakness and describe your remediation process. If the material weakness has not been remediated, please disclose more fully when and how the company expects to do so.

Business, page 30

15. Please clarify in greater detail the status of the construction project and whether you have obtained all permits and licenses to commence construction. For example, describe the status of production in Italy, the shipping of the plant to Columbia, and the assembly and installation of the metallic structure of the plant in Columbia. Describe any permits and licenses that are required for your project, but which you have not yet obtained.

16. Please describe the assets that you own and lease. If you lease equipment from related parties, please describe these agreements.

Employees, page 41

17. Please disclose whether your employees work full time for the company.

Executive Compensation, page 45

18. Please explain how your executive officers will be compensated in the future.

Certain Relationships and Related Transactions, page 46

19. Please state the names of the promoters and the nature and amount of anything of value received or to be received by each promoter. See Item 404(c) of Regulation S-B.

20. For each transaction you describe, disclose the name and relationship of the affiliated entity to the executive officer and/or director of the company.

21. Disclose the names of management who own Odin Petroleum.

22. Disclose whether any of these transactions are set forth in a written agreement and file any such agreement.

Selling Stockholders, page 49

23. Please disclose any relationship, including business or familial, between the selling stockholders and the company, its affiliates or officers and directors.

24. Describe how each selling shareholder acquired the securities they are selling.

Consolidated Statements of Cash Flows, page F-4

25. Please revise your statements of cash flows to present equipment deposits as an investing activity rather than as an operating activity. Refer to paragraph 17c of SFAS 95. In addition, we note that your net cash from operating activities subtotals for each period presented do not foot. Please revise accordingly.

26. We remind you that restated financial statements should ensure full compliance with the disclosures required by SFAS 154, paragraphs 25 and 26. In this regard, your financial statements should include a footnote in describing each of the items that have been corrected, as well as a label over each of the columns that have been restated. Further, the audit opinion should include an explanatory paragraph referencing the restatement.

(2) Significant accounting policies, Revenue recognition, page F-6

27. We note that you plan to operate a biodiesel factory in Columbia beginning in the last calendar quarter of 2007 and therefore will be an operating company. As such, gains or losses on investments and interest income will be presented as other income (expense). Please revise your revenue recognition policy accordingly.

Notes to the Consolidated Financial Statements, Subsequent Events

28. Please disclose your 45% acquisition of Great Voyages Co., Ltd., in April 2007 as a subsequent event footnote. In addition, disclose how you will account for this investment and disclose whether Great Voyages Co., Ltd., has any material operations.

Back Cover

29. Please add the dealer prospectus delivery obligation legend set forth in Item 502(b) of Regulation S-B.

Part II. Item 26. Recent Sales of Unregistered Securities

30. Please include all securities you have sold within the past three years and list each transaction separately. See Item 701 of Regulation S-B. For example, include the shares privately placed in 2006 and describe exemption from registration and the facts relied upon to make the exemption available. See Item 701 of Regulation S-B.

Mamoru Saito
Amiworld, Inc.
July 3, 2007
Page 6

<u>Signatures</u>

31. Please clarify that Ingrely Veitia is your <u>Principal</u> Accounting Officer.

<u>Exhibit 5.1 – Legal Opinion</u>

32. Since the company is registering resale shares, please combine paragraphs 2 and 3 and have counsel opine that the shares <u>are</u> duly authorized, legally issued, fully paid, and nonassessable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn at (202) 551-3739 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew I. Telsey, Esq.
        12835 E. Arapahoe Road
        Tower I Penthouse #803
        Englewood, Colorado 80112